15026575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~[illegible]~~ 46964

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 WOODCLIFF DRIVE
(No. and Street)

FAIRPORT	NY	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTORIA BACH-FINK 585-267-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIZZO DIGIACCO HERN & BANIEWICZ CPA'S, PLLC
(Name – *if individual, state last, first, middle name*)

698 MONROE AVENUE	Pittsford	NY	14534
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 26 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VICTORIA BACH - FINK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET FINANCIAL GROUP, INC., as of MARCH 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

Camilla B Merrick

Notary Public

CAMILLA B. MERRICK
Notary Public, State of New York
Qualified in Livingston County
Commission Expires Dec. 20. 20 17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

FINANCIAL STATEMENTS
AT
MARCH 31, 2015

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 19, 2015

To the Board of Directors and Stockholders
of Wall Street Financial Group, Inc.:

We have audited the accompanying financial statements of Wall Street Financial Group, Inc. (a New York State Corporation), which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Wall Street Financial Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wall Street Financial Group, Inc. as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including the Statement of Net Capital Computation, and Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1 with the Corresponding Computation in Part II of the Unaudited Form X-17a5, in the accompanying exhibits has been subjected to audit procedures performed in conjunction with the audit of Wall Street Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Wall Street Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rizzo DiGiacco Hern & Baniewicz CPAs

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF FINANCIAL CONDITION

March 31,	2015
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 493,110
Firm Accounts	255,648
Commissions Receivable	431,386
Prepaid Expenses	137,722
Total Current Assets	1,317,866
Property and Equipment - Net of Accumulated Depreciation	10,863
Total Assets	$ 1,328,729
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable and Accrued Expenses	$ 772,021
Income Taxes Payable	58,755
Total Current Liabilities	830,776
Stockholders' Equity	
Common Stock - No Par; 200 Shares Authorized, 110 Shares Issued and Outstanding	16,000
Capital in Excess of Par	193,692
Retained Earnings	288,261
Total Stockholders' Equity	497,953
Total Liabilities and Stockholders' Equity	$ 1,328,729

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF INCOME

Year Ended March 31,	2015
Revenues	
Commissions	$ 14,418,055
Licensing Fees	151,079
Interest Income and Other Revenue	661,595
Total Revenues	15,230,729
Expenses	
Commission Expense	12,793,317
Employee Compensation and Benefits	1,167,761
Regulatory Fees, Legal and Accounting, and Other Related Expenses	446,634
Communications and Data Processing	199,230
Occupancy	104,966
Other Expenses	316,791
Total Expenses	15,028,699
Income Before Provision for Income Taxes	202,030
Provision for Income Taxes	73,365
Net Income	$ 128,665
Net Income Per Share (Based Upon 110 Common Shares Outstanding)	$ 1,169.68

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Number of Shares	Common Stock	Capital In Excess of Par	Retained Earnings	Total Stockholders' Equity
Balance - April 1, 2014	**110**	**$ 16,000**	**$ 193,692**	**$ 159,596**	**$ 369,288**
Net Income	—	—	—	128,665	128,665
Balance - March 31, 2015	**110**	**$ 16,000**	**$ 193,692**	**$ 288,261**	**$ 497,953**

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CASH FLOWS

Year Ended March 31,		2015
Cash Flows from Operating Activities		
Net Income	$	128,665
Adjustments:		
Depreciation		6,298
Changes:		
Commissions Receivable		(163,937)
Prepaid Expenses		(137,722)
Accounts Payable and Accrued Expenses		141,779
Income Taxes Payable		58,755
Net Cash Flows From Operating Activities		33,838
Cash Flows from Investing Activities		
Capital Expenditures on Fixed Assets		(3,638)
Cash Flows from Financing Activities		—
Net Change in Cash and Cash Equivalents and Firm Accounts		30,200
Cash and Cash Equivalents and Firm Accounts - Beginning of Year		718,558
Cash and Cash Equivalents and Firm Accounts - End of Year	$	748,758
Cash Paid During the Year for:		
Income Taxes	$	14,610

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended March 31,		2015
Balance - Beginning of Year	$	—
Increases		—
Decreases		—
Balance - End of Year	$	—

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies

Nature of Business

Wall Street Financial Group, Inc. was incorporated in the State of New York on April 8, 1992. The Company is a broker/dealer registered with the Securities Exchange Commission (SEC) and specializes in financial planning. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in all states. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company's customers are located throughout the United States.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred. Financial statements are prepared in accordance with generally accepted accounting principles and the AICPA Industry Audit and Accounting Guide, *Brokers and Dealers in Securities.*

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

Firm Accounts

Firm accounts represent cash and cash equivalents segregated in various brokerage accounts.

At March 31, 2015, the Company had a cash account with a security firm that includes a required reserve account totaling $75,000.

Commissions Receivable

The Company has not recorded an allowance for commissions receivable since, in the opinion of management, such amounts are fully collectible. Losses from uncollectible commissions receivable are recorded when management deems they are uncollectible, greater than 30 days outstanding.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for using straight-line and declining balance methods over the following estimated useful lives:

Furniture and Fixtures	5 - 10 Years
Office Equipment	5 - 7 Years

- continued –

Note A - Summary of Significant Accounting Policies – continued

Commission Revenue and Expenses

The Company's fee for executing a trade is reported as commission revenue on a trade date basis. Commissions earned but not received are accrued on the trade date. Commission expense represents the portion of the trade paid to the registered representative and is accrued on the trade date.

Income Taxes

The Company is a "C" corporation for both Federal and New York State income tax reporting purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. As of March 31, 2015, there were no deferred tax assets or liabilities. The Company follows the provisions of ACS Topic 740, *Accounting for Uncertainty in Income Taxes.* As of March 31, 2015, the Company has not recorded any provisions for uncertain tax positions. By statute, tax years 2012 – 2014 remain open to examinations by the major taxing jurisdictions to which the Company is subject.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair Value Measurement

The Company follows the provisions of ASC Topic 820-10, *Fair Value Measurements.* ASC Topic 820-10 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

- Level 1 – Valuations based on quoted market prices in active markets for identical assets liabilities that the Company has the ability to access.

  All of the Company's firm accounts are valued utilizing level 1 inputs.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

  The Company has no assets or liabilities that are valued utilizing level 2 inputs.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  The Company has no assets or liabilities that are valued utilizing level 3 inputs.

Note B - Property and Equipment

Property and equipment consisted of the following:

March 31,	2015
Furniture and Fixtures	$ 38,944
Office Equipment	147,974
	$ 186,918
Less: Accumulated Depreciation	176,055
Net Property and Equipment	$ 10,863

Depreciation expense for the year ended March 31, 2015 was $6,298.

Note C - Operating Leases

The Company leases office space at 255 Woodcliff Drive in Fairport, New York. The lease required monthly payments of $7,720 plus taxes for a term of 72 months, expiring in November, 2014. A lease amendment was entered into on September 24, 2014, extending the lease through November 2016. The new amendment requires monthly payments of $7,831 from December 2014 through November 2015 increasing to $7,941 from December 2015 through November 2016.

The future minimum lease payments for the years succeeding March 31, 2015 are as follows:

2016	2017	Total
$94,412	$63,528	$157,940

Rental expense for the year ended March 31, 2015 was $104,966.

Note D - Net Capital

The Company is required to maintain a minimum net capital balance of $5,000 in accordance with the rules of the Securities and Exchange Commission. At March 31, 2015, the Company's excess net capital, computed in accordance with the rules, amounted to $305,592.

Note E - Retirement Plan

The Company sponsors the WSFG 401(K) Saving Plan (the Plan). Employees whom have attained age 18 are eligible to participate in the Plan. Under the terms of the Plan, the Company may make matching and profit sharing contributions on a discretionary basis. During 2015, the Company matched 50% of employee contributions, up to a maximum of 4%. Employer contributions to the Plan totaled $11,124 during the year ended March 31, 2015.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

NOTES TO FINANCIAL STATEMENTS

Note F – Income Taxes

The income tax provision consisted of the following:

March 31,	2015
Current -	
Federal	$ 51,733
State	21,632
	73,365
Deferred	—
Total	$ 73,365

Note G – Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2015 and May 19, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. No such events or transactions were noted.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF NET CAPITAL COMPUTATION

For the Year Ended March 31,	2015
Total Assets	$ 1,328,729
Less: Liabilities	(830,776)
Net Worth Before Deductions	497,953
Deductions and/or Charges to Net Worth:	
Total Error & Omission Deductibles	—
Total Non-Allowable Assets	183,823
Deferred Tax Provisions	—
Total Deductions and/or Charges to Net Worth	183,823
Net Capital Before Haircuts	314,130
Haircuts:	
2% Money Market E & O	1,616
2% Money Market Savings	1,921
2% Money Market LIC	1
2% House Account MF or Stk or Balance	—
Total Haircuts	3,538
Net Capital	$ 310,592
Minimum Net Capital Required	
6-2/3% of Aggregate Indebtedness of $830,776	$ 55,413
Required Minimum Net Capital	$ 5,000
Excess Net Capital	
Net Capital, Per Above	310,592
Minimum Net Capital, Per Above	5,000
Excess Net Capital	$ 305,592
Excess Net Capital at 1000%	
($310,592 Less 10% of $830,776)	$ 227,514
Computation of Aggregate Indebtedness	
Percentage of Aggregate Indebtedness to	
Net Capital $830,776 / $310,592	267%

The accompanying notes are an integral part of this exhibit.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17a5 FOR THE YEAR ENDED MARCH 31, 2015

Unaudited Capital Computation	$	310,592
Regulatory Fees, Legal and Accounting, and Other Related Expenses		—
Commission Expense		—
Audited Capital Computation	**$**	**310,592**

The accompanying notes are an integral part of this exhibit.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

May 19, 2015

To the Board of Directors and Stockholders
of Wall Street Financial Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Wall Street Financial Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wall Street Financial Group's compliance with the applicable instructions of Form SIPC-7. Wall Street Financial Group's management is responsible for Wall Street Financial Group's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rizzo DiGiacco Hern & Baniewicz CPAs

Rizzo, DiGiacco, Hern & Baniewicz, CPA's, PLLC

Pittsford, NY

Rizzo, DiGiacco, Hern & Baniewicz CPAs
Village Green Office Park • 69B Monroe Ave • Pittsford, NY 14534 • Tel 585.662.5046 • Fax 585.662.5153
www.rizzodigiacco.com

WALL STREET FINANCIAL GROUP, INC.
FAIRPORT, NEW YORK

SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)) TO
THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED MARCH 31, 2015

Total revenue	$ 15,230,729
Additions:	-
Total additions	-
Deductions:	
Revenue from distribution of shares of a registered open end investment company and insurance commissions	9,099,914
Commissions, floor brokerage and clearance paid to other SIPC members in connections with securities transactions	292,476
Net gain from securities in investment accounts	(828)
Direct expense of printing, advertising and legal fees	345,891
Other revenue not related either directly of indirectly to the securities business	324,313
Total deductions	10,061,766
SIPC net operating revenues	5,168,963
General assessment at .0025	$ 12,922
Payments made:	
October 17, 2014	5,999
April 29, 2015	6,923
Total payments made	12,922
Assessment balance due	-
Plus interest on late payments	-
Assessment balance due	$ -

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 19, 2015

To the Board of Directors and Stockholders
of Wall Street Financial Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wall Street Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wall Street Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) Wall Street Financial Group, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Wall Street Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wall Street Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rizzo DiGiacco Hern & Baniewicz CPAs

Rizzo, DiGiacco, Hern & Baniewicz, CPA's, PLLC
Pittsford, NY

Rizzo, DiGiacco, Hern & Baniewicz CPAs
Village Green Office Park • 69B Monroe Ave • Pittsford, NY 14534 • Tel 585.662.5046 • Fax 585.662.5153
www.rizzodigiacco.com

WALL STREET FINANCIAL GROUP, INC.

Wall Street Financial Group, Inc (the "Company") is a registered broker-dealer, subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) for the period April 1, 2014 through March 31, 2015 without exception.

____
Wall Street Financial Group, Inc.

I, Victoria Bach-Fink, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President / CEO

Date: 5/21/15

Member: Financial Industry Regulatory Authority (FINRA), Securities Investors Protection Corporation (SIPC)
255 Woodcliff Drive, Fairport, NY 14450
585.267.8000 1.800.836.4652 fax 585.267.8001
www.wsfg.com